Exhibit 99.3

GERDAU S.A. Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19 Company Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Corporate Tax ID (CNPJ/MF): 92.690.783/0001-09 Company Registry (NIRE): 35300520751

MATERIAL FACT

Investment Plan

GERDAU S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (jointly “Companies”), hereby inform its shareholders and the market in general about future management projections for its Investment Plan for the year 2024.

On February 20, 2024, the Board of Directors of Gerdau S.A. approved projected disbursements associated with the Investment Plans1 for 2024 in the amount of R$ 6 billion. The amount refers to CAPEX projects focused on Maintenance and Competitiveness.

i.	Maintenance projects are associated with extending the useful life of equipment and effecting operational enhancements to maintain the efficient performance of plants.

ii.	Competitiveness projects[2] are related to increasing production, enhancing profitability, and modernizing plants, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable and economic development of the business.

iii.	Some projects require obtaining environmental permits and may be subject to reevaluations throughout the year.

Of the total planned for 2024, approximately R$ 1.3 billion is earmarked for investments with environmental returns (expansion of forest assets, update and improvement of environmental controls, reduction in greenhouse gas emissions, and technological advances and projects focused on the safety of our People.

The Companies reiterate that the Investment Plan mentioned above will be directly related to market conditions and the economic scenario of the countries and sectors in which it operates. Any alteration in perception or the factors described above may lead to actual results diverging from the presented projections. The information disclosed in this document constitutes mere estimates and hypothetical data, without constituting a commitment to performance.

São Paulo, February 20, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer

1 The Investments Plan do not include contributions made by Gerdau Next in other companies since, as established in the International Financial Reporting Standards (IFRS), only subsidiaries companies are consolidated in the Company’s Financial Statements.

2 Competitiveness projects include investments from Strategic CAPEX 2021-2026, as well as other Investments for Gerdau’s business operation.